February 11, 2005

By Facsimile and U.S. Mail

Charles E. Greef, Esq.
Michael G. Keeley, Esq.
Jenkins & Gilchrist PC
1445 Ross Avenue
Suite 3200
Dallas, Texas 75202

	Re:	The Republic Corporation
		Revised Preliminary Proxy Statement on Schedule 14A
	      Schedule 13E-3, Amended January 26, 2005
		Filed by The Republic Corporation, Republic Merger
		Corp.,
      	Catherine G. Eisemann, J. Ed Eisemann, IV, Roger D.
		Eisemann, George M. Boyd, and Dr. John C. Davis

Dear Messrs. Greef and Keeley:

	We have the following comments on the above-referenced filing:

Preliminary Proxy Statement on Schedule 14A

1. Revise the document to provide descriptions of, and explanations for, each of the documents required to be submitted in connection with the S election and their legal significance. We note that the documents include extensive defined terms and legal language. For example, that the shareholders agreement included in Appendix B requires security holders to waive their right to trial by jury for any disputes arising under that agreement. Tell us why you believe this is appropriate. Finally, we note that Appendix B, the "Form of Certificate of Eligibility," requests that security holders certify that they have consulted a tax advisor in responding to the information requested in the form. It is inappropriate to request this confirmation. Please revise the document to eliminate this statement, and eliminate any requirements in the additional documents security holders must submit to consent to the S corporation election.

2. Revise the document to disclose and highlight whether security holders have the right to revoke their consent to the S corporation election. If so, also disclose whether their ability to revoke the consent is limited or subject to compliance with a particular procedure, and, if so, please disclose that procedure. See Item 2 of Schedule 14A and Rule 14a-1(f).

3. We note your response to comment 4.  Your summary is too long.
Revise it to highlight the most material information, providing cross-references to more detailed information. In addition, revise the summary and the remainder of the document to clarify which effects of this transaction are related to the going-private aspect, as opposed to the S corporation election. See Item 1013(d) of Regulation M-A.

4. Please refer again to comment 4. The summary does not adequately highlight the conflicts of interest of the offers and directors.

5. We reissue comment 5. Tell us whether you intend to accept the certifications by security holders without question, even where the documents appear on their face to be executed in error. Given the complexity in the electing documents, the option for security holders to have the company examine documents to determine whether the security holder is an eligible shareholder (Appendix B), and the possibility that security holders may not, in fact, be eligible, revise the summary to highlight the risk that security holders will not be found to be eligible shareholders even where they believe they have taken all necessary steps.

6. Refer to comment 6.  Revise the summary to clarify the term
"street name," such as you have done on page 9. Also, revise the summary to separately highlight security holders` ability to effect transactions prior to the merger in order to meet the 250 share threshold. This fact is currently included in a detailed discussion that addresses the ability to make an S election rather than the going-private aspect of the transaction.

7. We note the revised disclosure in response to comment 7.
Revise page 8 to identify the affiliates who have provided a fairness determination and to clarify that the affiliates are, in fact, filing persons on the Schedule 13E-3. Also revise the disclosure throughout the document to clarify that each filing person has made two, separate fairness determinations.

Management Discussion, page 16

8. We reissue comment 9. Revise to include the information discussed in the bullet points to that comment. For example, revise the section entitled "Management Discussion" to identify the members of management and the executive officers who took the actions and held the beliefs described in this section. Also, revise to clarify why the former auditors decided they would not stand for re-election. Clarify whether the shareholders who expressed concerns at the July 2004 meeting were members of management or affiliated with the company. Clarify whether the shareholders who first raised the issue of becoming a Subchapter S corporation were unaffiliated security holders.

9. Revise the background section on page 18 to clarify the process the board undertook to determine the consideration in the offer.
In doing so, identify the offer price first proposed and by whom, and describe the process by which the board determined the ultimate offer price.

10. Revise the document to provide a separate section that discloses the board`s procedural and substantive fairness determination with respect to each group of unaffiliated security holders.
Currently, this discussion is included in several places in the document.

11. We note your response to comment 11 and the revised disclosure in this section on page 18. Revise to clarify that the financial advisor did not present its findings to the board in person. Clarify whether the board has had an opportunity to ask questions regarding the opinion, and whether it has done so.

      Financial Fairness; Appraisal of Stock, page 22

12. In the last sentence of this paragraph you state that no limitations were imposed on the financial advisor; however, in the third and fourth paragraphs, you disclose the board`s explicit instructions. Please clarify.

13. We reissue comment 10. We are unable to locate the revised disclosure that provides the information required by Item
1015(b)(3) of Regulation M-A. Note that this Item requires disclosure of the process by which the financial advisor was selected, rather than a discussion of the financial advisor`s reputation or expertise.

14. We note your response to comments 11 and 24. Revise this section to clarify on what date the financial advisor reached the conclusions set forth in this document. For example, we note that the current analysis provides a conclusion as of September 30, 2004. Does the financial advisor intend to conduct any analysis to determine whether the opinion continues to be accurate as of the date it is issued? If so, you will need to revise the document to summarize the final analysis when it is performed. Note that Item 1015(b)(6) of Regulation M-A requires you to summarize oral and written reports, as well as preliminary and final reports. If the financial advisor intends to issue the opinion as of a date in the future and does not intend to perform additional analysis in doing so, tell us why this is appropriate. If the financial advisor will provide its written opinion in the future, which reflects only the analysis that has been described in this document, then revise the document and the fairness opinion to clarify that, although the opinion is given on a future date, the analysis is as of a particular date in the past (and identify that date). Also, tell us whether the filing persons will update their fairness determinations to reflect their consideration of the final opinion, when it is issued. If not, tell us why the filing persons do not believe this is necessary.

15. We reissue comment 13. Revise to summarize the projections created by the financial advisor in the document to be disseminated to security holders, as required by Item 1015(b)(6) of Regulation M-A. In addition, you must disclose all projections provided to the financial advisor by management.

16. We note your response to comment 14. As stated above, you must revise the preliminary proxy statement to summarize any additional analysis performed by the financial advisor in rendering its opinion.

17. We note your response to comment 15. This section should summarize the financial advisor`s report. The current disclosure that "little or no weight is given to the net asset value method of valuation" seems to state that the analysis was performed, but given little weight in reaching the conclusion. If the financial advisor performed a net asset value analysis, then revise to summarize that valuation in this document. If the financial advisor did not perform this analysis, then please revise the disclosure to clarify this fact.

18. We note the added disclosure on page 24 that, "Each approach to the valuation used by Bank Advisory Group fully conforms to generally-accepted appraisal methodology." Clarify the meaning of "generally-accepted appraisal methodology." Identify the governing body, if any, that sets these standards. In addition, please clarify the meaning of the financial advisor`s use of the term
"appraisal." It appears from the language of the financial advisor`s opinion that it has not performed an appraisal of the assets of the company. We note, for example, the statement that the financial advisor has not provided a "certification of value" and "[has] not verified through independent inspection or examination the specific assets or liabilities of Republic."

19. We reissue comment 16. Revise to disclose the criteria used to select the comparable companies and comparable transactions and to disclose the criteria used to select these companies and transactions. In doing so, disclose your supplemental response to comment 16.

Recommendation of Our Board of Directors, page 29

20. We are unable to locate the revised disclosure in response to comment 20. Please advise.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions